Exhibit 99.61
Interim Report
Q3
September 30, 2006

Blue Pearl Mining Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2006
This Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the periods ended September 30, 2006 and 2005 along with the Company’s MD&A and the audited consolidated financial statements for the year ended December 31, 2005. All amounts referred to are expressed in Canadian dollars unless otherwise indicated.
Additional information about Blue Pearl, including quarterly and annual reports and the Annual Information Form (AIF), is available on-line at www.sedar.com.
Overview
On October 26, 2006, the Company completed the acquisition of Thompson Creek Metals Company (“Thompson Creek”), a formerly privately owned, integrated North American molybdenum producer with two operating mines and a metallurgical facility. The acquisition has transformed the Company into one of the top five molybdenum producers worldwide. Molybdenum is a key component in high-end steel alloys and pipeline steel, and is valued for its corrosion-resistant properties.
The Company acquired the following assets from Thompson Creek:
•	100% interest in the Thompson Creek producing open-pit molybdenum mine and concentrator with a design capacity of 25,000 tons per day near Challis, Idaho, which has been producing since 1983;

•	100% interest in a metallurgical refinery plant in Langeloth, Pennsylvania with a roasting capacity of 35 million pounds of molybdenum per year; and,

•	75% interest in the Endako producing open-pit molybdenum mine, concentrator with a name plate capacity of 30,000 tonnes per day and roaster near Fraser Lake, British Columbia, which recently celebrated its 40th year of production.
This acquisition is more fully described in the Outlook section of this MD&A.
The Company also owns the Davidson Property, an underground molybdenum deposit located near Smithers, British Columbia. The Company is advancing this project through the feasibility and permitting stages and plans to put into production a high-grade portion of the Davidson Deposit and ship this ore to the Company’s Endako Mine for processing. An industry-leading engineering firm has been engaged to complete the feasibility study. Other consultants with certain specific knowledge in mineral reserves, environmental studies and mine planning are also providing input to the study. As part of the feasibility study, a program of underground infill drilling has recently been completed on the Main Deposit. In addition, the Company is conducting exploration drilling to test a second mineralized zone beneath the existing workings. The feasibility study for this project is expected to be completed in late 2006 or early 2007. The environmental assessment application for the project is expected to be submitted to the Province of British Columbia by year end or early 2007.
Results of Operations
As the acquisition of Thompson Creek occurred subsequent to the end of the third quarter, the discussion of the results of operations for the three and nine months ended September 30, 2006 does not include the Thompson Creek operations.

Blue Pearl Mining Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2006
Three months ended September 30, 2006 and 2005
Total expenses increased in the third quarter of 2006 by $2,247,998 from the comparable 2005 quarter. In the third quarter of 2006, the Company continued to work towards bringing the Davidson Property into production. Davidson Property exploration and development expense was $2,661,014 in the third quarter of 2006 compared to $251,230 in 2005. Project activities included rehabilitating the underground workings, constructing new drill stations, infill drilling on the Main Deposit and exploration drilling of a second mineralized zone beneath the existing workings, continuation of the feasibility study including a resource estimate and a mine plan, environmental baseline studies, community consultation and environmental assessment application. General and administrative expense increased by $195,395 in 2006 over the same period 2005. This increase is primarily due to additional staff and office expenses required as the Davison Property exploration and development has progressed.
Nine months ended September 30, 2006 and 2005
In the first nine months of 2006 expenses increased by $8,229,104 from the comparable 2005 period. Davidson Property exploration and development expense was $7,914,051 in 2006 compared to $351,080 in 2005 as the Company worked towards bringing the Davidson Property into production. General and administrative expenses increased by $580,139 in the first nine months of 2006 over 2005 as the Company became more active. Included in these costs are office and administrative services costing $185,000 (2005 — $165,000) provided by Glencairn Gold Corporation that has certain common directors and officers with the Company. In the first nine months of 2006, the Company continued its drilling, feasibility and permitting activities.
Stock option expense was $577,966 in 2006 and $479,718 in the comparable 2005 period as new staff and directors were added and granted options.
Liquidity and Capital Resources
As the acquisition of Thompson Creek occurred subsequent to September 30, 2006, the discussion that follows of the Company’s liquidity and capital resources does not include any transactions related to the acquisition of Thompson Creek. The liquidity and capital resources related to the Thompson Creek acquisition are more fully described in the Outlook section of this MD&A.
At September 30, 2006 the Company had cash and cash equivalents of $3,599,787.
In February 2006, the Company closed a private placement financing of 500,000 units at a price of $0.80 per unit for net proceeds of $400,000. Each unit consisted of a common share, an “A” warrant and 0.4 of a “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 for two years from the closing of the private placement.
In April 2006, the Company closed another private placement of 1,085,000 flow-through common shares priced at $2.85 per share for gross proceeds of $3,092,250. Blue Pearl also issued compensation options entitling the agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.
Cash at September 30, 2006 is expected to be adequate to complete the Davidson feasibility study and the working capital acquired with Thompson Creek purchase is expected to be adequate to fund ongoing operations.

Blue Pearl Mining Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2006
Outlook
As noted in the Overview, on October 26, 2006, the Company completed the acquisition of Thompson Creek, a formerly privately owned, integrated North American molybdenum producer with two operating mines and a metallurgical facility.
The Company paid US$575.0 million in cash for the shares of Thompson Creek. The Company will also pay to the former shareholders of Thompson Creek approximately US$61.2 million relating to accounts receivable at the closing date. The Company may be required to make three future payments to the former shareholders of Thompson Creek, depending on the future price of molybdenum, of up to US$125 million. The first payment is based on the average price of molybdenum in the calendar year 2007 and will be paid, if required, in early 2008. If the average price of molybdenum in the calendar year 2007 is between US$15 and US$25 per pound, then the Company will be required to make the first payment of between US$50 million and US$100 million. If the average price of molybdenum is below US$15 per pound then no payment is required. The second payment is based on the same molybdenum price formula as for the first payment for calendar year 2008 and will be paid, if required, in early 2009. The maximum amount of this payment is US$100 million less the amount paid for the first payment. As with the first payment, if the average price of molybdenum is below US$15 per pound, then no payment is required. The third future payment the Company may be required to make will be US$25 million in early 2010 if the average price of molybdenum in the calendar year 2009 is above US$15 per pound. The amount of this payment does not depend on the previous payments.
Part of the acquisition of Thompson Creek was financed through equity. In October 2006, the Company issued 49,087,182 common shares and 24,543,591 warrants for net proceeds of approximately US$227.1 million (CDN$256.2 million). The warrants entitle the holder to exchange the warrant for one share of common stock at an exercise price of CDN$9.00 until October 23, 2011. The Company has retained, in the Company’s parent company, approximately US$45 million for working capital funding and general corporate purposes.
Part of the acquisition price was financed through the issuance of long-term senior secured debt. On October 26, 2006, the Company entered into a loan agreement for a total of US$424.4 million. The weighted average interest rate is currently approximately 10.9%. The loan agreement consists of the following:
i.	US$340.0 million senior secured amortizing term loan bearing interest at LIBOR plus 475 basis points. This loan matures on October 26, 2012. During the period this loan is outstanding, in addition to the regular amortization of the principal balance, any excess cash flow from the existing Thompson Creek operations and part of certain Blue Pearl equity issues are to be applied against the outstanding balance.

ii.	US$61.9 million senior secured term loan bearing interest at LIBOR plus 1000 basis points. This loan matures on April 26, 2013. This loan does not amortize. This loan was issued at a discount to the face value of the loan. The Company received US$60.0 million of the face amount of the loan.

iii.	US$22.5 million senior secured revolving line of credit bearing interest at LIBOR plus 475 basis points. This secured line of credit matures on October 26, 2009. The Company has not drawn on this facility as yet.

Blue Pearl Mining Ltd.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2006
At closing, the Company acquired the existing working capital of Thompson Creek of approximately US$189 million. In addition to the working capital, Thompson Creek has two operating mines and a metallurgical facility. For the year ended September 30, 2005 (the latest year for which audited results are available), Thompson Creek had total revenues of approximately US$790 million and net income of approximately US$323 million. For the nine month period ended June 30, 2006, Thompson Creek had total revenues of approximately US$647 million and net income of approximately US$285 million. The Company believes that the working capital and operations acquired from Thompson Creek and cash from the equity offering retained for working capital funding and general corporate purposes are sufficient to fund the obligations of the Company on an ongoing basis, except for the construction costs of the Davidson Project.
In addition to the Thompson Creek acquisition, the Company is continuing the activities to bring the Davidson Property, into production. The environmental assessment application, the reserve report and the mine plan are nearing completion and the feasibility study is expected to be completed in late 2006 or early 2007. The feasibility study is focused on commencing mining with a high-grade portion of the Davidson Property’s Main Deposit, shipping 2,000 tonnes of ore per day to the Endako processing facility.
While the feasibility study has concentrated on the Main Deposit at the Davidson Property, exploration drilling has also been taking place on the Lower Zone. The drill results received to date have confirmed the potential of this deposit.
Summary of Quarterly Results
(Canadian$ in thousands, except per share amounts)

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2004	2005	2005	2005	2005	2006	2006	2006
Revenue	651	—	33	64	60	60	66	69
Net earnings (loss)	408	(292)	(645)	(889)	(2,800)	(2,891)	(3,214)	(3,132)
Earnings (loss) per share - basic and diluted	0.02	(0.01)	(0.03)	(0.04)	(0.07)	(0.06)	(0.07)	(0.06)
Total assets	910	10,868	9,841	10,672	9,445	7,794	8,720	8,140
Outstanding Share Data
Common shares and convertible securities outstanding at November 6, 2006 were:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common shares	n/a		100,169,525	100,169,525
Warrants	Apr. 5, 2008	$0.70 to $2.85	5,445,860	5,445,860
	Oct. 23, 2011	$9.00	24,543,591	24,543,591
Share options	Oct. 20, 2006 to Mar. 17, 2011	$0.15 to $0.73	3,176,000	3,176,000

				133,334,976

November 10, 2006

Blue Pearl Mining Ltd.
Consolidated Statements of Operations and Deficit
Three and Nine months ended September 30, 2006 and 2005
(Canadian dollars — unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2006	2005	2006	2005
			(restated)		(restated)
Revenue
Interest income		$68,604	$63,557	$187,566	$96,813
Gain on sale of marketable securities		—	—	7,031	—

		68,604	63,557	194,597	96,813

Expenses
Davidson Project exploration and development		2,661,014	251,230	7,914,051	351,080
General and administrative		533,687	338,292	1,642,800	1,062,661
Depreciation		2,256	755	7,560	1,116
Accretion		3,534	—	10,605	—
Stock option	6	—	333,137	577,966	479,718
Intellectual property lawsuits		—	29,079	—	29,303

		3,200,491	952,493	10,152,982	1,923,878

Loss before income taxes		(3,131,887)	(888,936)	(9,958,385)	(1,827,065)

Future income tax recovery	7	—	—	(721,951)	—

Net loss		(3,131,887)	(888,936)	(9,236,434)	(1,827,065)

Deficit, beginning of period		(14,997,843)	(5,205,271)	(8,893,296)	(4,267,142)

Deficit, end of period		(18,129,730)	(6,094,207)	(18,129,730)	(6,094,207)

Loss per share – basic and diluted	3	$(0.06)	$(0.02)	$(0.19)	$(0.07)

Weighted average number of shares outstanding		50,186,420	37,395,160	47,754,983	28,106,021

The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Consolidated Balance Sheets
(Canadian dollars — unaudited)

		September 30	December 31
	Note	2006	2005
Assets
Current
Cash and cash equivalents		$3,599,787	$7,778,404
Marketable securities		—	22,178
Accounts receivable and prepaids		820,851	306,020

		4,420,638	8,106,602

Restricted cash		300,000	35,000
Property, plant and equipment		1,795,723	1,303,283
Deferred financing costs	9	854,594	—
Thompson Creek acquisition costs	9	769,295	—

		$8,140,250	$9,444,885

Liabilities
Current
Accounts payable and accrued liabilities		$2,007,753	$1,515,325

Asset retirement obligations		228,151	217,546

		2,235,904	1,732,871

Shareholders’ Equity
Warrants	4	393,178	783,066
Contributed surplus	4	998,746	516,139
Common shares	4	22,642,152	15,306,105
Deficit		(18,129,730)	(8,893,296)

		5,904,346	7,712,014

		$8,140,250	$9,444,885

The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Consolidated Statements of Cash Flows
Three and Nine months ended September 30, 2006 and 2005
(Canadian dollars — unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2006	2005	2006	2005
Operating activities
Net loss		$(3,131,887)	$(888,936)	$(9,236,434)	$(1,827,065)
Items not affecting cash:
Depreciation		2,256	755	7,560	1,116
Accretion		3,534	—	10,605	—
Stock option expense	6	—	333,137	577,966	479,718
Gain on sale of marketable securities		—	—	(7,031)	—
Income tax recovery	7	—	—	(721,951)	—
Change in non-cash working capital	5	(558,461)	(79,147)	(1,646,292)	(74,124)

Cash used in operating activities		(3,684,558)	(634,191)	(11,015,577)	(1,420,355)

Financing activities
Common shares and warrants issued, net	4	1,312,640	1,394,678	7,572,751	11,043,640

Cash generated by financing activities		1,312,640	1,394,678	7,572,751	11,043,640

Investing activities
Proceeds from sale of marketable securities		—	—	29,209	—
Restricted cash		—	(35,000)	(265,000)	(35,000)
Property, plant and equipment		—	(45,261)	(500,000)	(924,630)

Cash used in investing activities		—	(80,261)	(735,791)	(959,630)

(Decrease) increase in cash and cash equivalents		(2,371,918)	680,226	(4,178,617)	8,663,655
Cash and cash equivalents, beginning of period		5,971,705	8,782,071	7,778,404	798,642

Cash and cash equivalents, end of period		$3,599,787	$9,462,297	$3,599,787	$9,462,297

The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
(Canadian Dollars — except per share amounts — unaudited)
1. Nature of business
Blue Pearl Mining Ltd. is a Canadian mineral resource company developing the Davidson molybdenum deposit near Smithers, British Columbia. In 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company). The Company also changed its fiscal year end to December 31. The Company has been winding down the patent enforcement business as cases are settled or abandoned.
In 2005, Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,447 and a 2.75% net smelter royalty with annual advance payments dependent on molybdenum prices of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and, with additional financing, subsequently into production.
In October 2006, the Company acquired Thompson Creek Metals Company and its subsidiaries (“Thompson Creek”), a formerly private company with producing molybdenum mines and processing facilities in Canada and United States. Upon acquiring Thompson Creek, the Company has become one of the top five molybdenum producers worldwide. This acquisition is further described in Note 9 to these consolidated financial statements.
2. Accounting policies
These unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements.
These unaudited consolidated financial statements do not include all the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.
The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position at September 30, 2006 and 2005, results of operations and cash flows for the periods then ended.
3. Loss per share correction
The Company previously reported a loss per share of $(0.04) and $(0.08) for the three and nine months ended September 30, 2005 These amounts previously reported were incorrect and the correct amounts have been reported in these statements.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
(Canadian Dollars — except per share amounts — unaudited)
4. Shareholders’ Equity
i) Warrants
A summary of the transactions in the warrants account in 2006 is as follows:

	Number of
	Warrants	Amount
At December 31, 2005	9,857,871	$783,066
Private placement (a)	700,000	12,000
Agent compensation warrants	75,950	123,328
Exercise of warrants	(5,078,146)	(525,216)

At September 30, 2006	5,555,675	$393,178

a)	The amount allocated to the warrants was determined by deducting the fair value of the common shares issued from the private placement proceeds.
ii) Contributed surplus
A summary of the transactions in the contributed surplus account in 2006 is as follows:

Amount
At December 31, 2005	$516,139
Exercise of stock options	(95,359)
Grant of stock options	577,966

At September 30, 2006	$998,746

iii) Common shares
Authorized capital stock of Blue Pearl is an unlimited number of common shares.
A summary of the transactions in the common shares account in 2006 is as follows:

	Number of
	Common
	Shares	Amount
At December 31, 2005	43,079,382	$15,306,105
Share options exercised	1,100,000	629,909
Exercise of warrants	5,078,146	3,947,839
Private placement (a)	500,000	388,000
Private placement (b)	1,085,000	3,092,250
Less: share issue costs (note 6)	—	(721,951)

At September 30, 2006	50,842,528	$22,642,152

a)	In February 2006, the Company closed a private placement of 500,000 non-flow-through purchase receipts at a price of $0.80 per unit. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $.80 for two years from the closing of the private placement.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
(Canadian Dollars — except per share amounts — unaudited)
4. Shareholders’ Equity (continued)
b)	In April 2006, the Company closed a private placement of 1,085,000 flow-through common shares priced at $2.85 per share for gross proceeds of $3,092,250. Blue Pearl also issued compensation options entitling the agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.
iv) Stock options
A summary of the Company’s options at September 30, 2006 and December 31, 2005 and the changes for the period ended September 30, 2006 is presented below:

	Options	Weighted-Average
	Outstanding	Exercise Price
At December 31, 2005	4,096,000	$0.57
Exercise of stock options	(1,100,000)	0.49
Grant of stock options	310,000	2.94

At September 30, 2006	3,306,000	$0.82

5. Supplemental Cash Flow Information

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Change in non-cash working capital:

Accounts receivable and prepaid expenses	$(209,443)	$(70,687)	$(514,831)	$(139,206)
Accounts payable and accrued liabilities	(349,018)	(8,460)	(1,131,461)	65,082

	$(558,461)	$(79,147)	$(1,646,292)	$(74,124)

Non-cash financing activities:

Share issue costs	$—	$—	$721,951	$299,895

6. Stock Option Expense
The Company used the fair value method of accounting and recognized stock option expense of $577,966 (2005 – 479,718) in the nine months ended September 30, 2006 for its stock-based compensation plan.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
Expected life in years: 2
Risk free interest rate: 3.83%
Expected volatility: 128%
Dividend yield: 0%
7. Future Income Taxes
In February 2006, the Company renounced, for income tax purposes, exploration expenses of $1,999,865 to the purchasers of the Company’s flow-through common shares. As a result of this renunciation, the Company recorded a future tax liability and corresponding share issue cost of $721,951. The future tax liability was calculated by applying the statutory tax rate for the Company to the amount renounced. The

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
(Canadian Dollars — except per share amounts — unaudited)
7. Future Income Taxes (continued)
Company also recognized a benefit from its income tax loss carry forwards equal to the future tax liability from the expenses renounced of $721,951 and a corresponding future income tax recovery.
8. Related party transactions and balances
For the three and nine month periods, office administration fees of $45,000 and $185,000 respectively ($105,000 and $165,000 for the three and nine months period ended September 30, 2005) were incurred from Glencairn Gold Corporation, a company related through common directors and management, for rent and various office services. Included in accounts payable at September 30, 2006 is nil (December 31, 2005 — $25,000) owing to this company.
9. Subsequent Event
Acquisition of Thompson Creek Mining Corporation
On October 26, 2006, the Company acquired Thompson Creek, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Company paid US$575,000,000 in cash for all of the outstanding shares of Thompson Creek. Additionally, the former shareholders of Thompson Creek are entitled to receive monies for the existing accounts receivable that are in excess of US$23,350,000 as these receivables are collected.
The accounts receivables were estimated to be US$84,649,000 on the acquisition date. The Company has 30 days from the acquisition date to determine the actual amount of accounts receivable on the date of close. Based on the estimated accounts receivable balance, the Company would record a liability of US$61,299,000 as the amount to be paid to the former shareholders of Thompson Creek.
The Company is also responsible for a contingent payment to the former shareholders of Thompson Creek that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price in each of these years remains above US$15 per pound, the Company will be required to pay a maximum of US$125,000,000 to the former shareholders.
The purchase price and adjustments, together with closing costs of approximately US$1,000,000 has been financed through:
a)	On the date of the close, The Company issued debt as follows:
i.	US$340,000,000 senior secured amortizing term loan bearing interest at LIBOR plus 475 basis points. This loan matures on October 26, 2012.

ii.	US$22,500,000 senior secured revolving line of credit bearing interest at LIBOR plus 475 basis points. This line of credit matures on October 26, 2009. The Company did not draw on this facility.

iii.	US$61,855,000 senior secured term loan bearing interest at LIBOR plus 1000 basis points. This loan matures on April 26, 2013. This loan does not amortize. This loan was issued at a discount to the face value. The Company received US$60,000,000.
b)	On October 26, 2006, the Company issued 41,860,000 shares of common stock and 20,930,000 warrants for net proceeds of US$192,050,000 (CDN$216,467,000) after underwriting fees and other issue costs. Each whole common share purchase warrant entitles the holder to purchase one common share at $9.00 per share until October 23, 2011.

c)	On the closing date, a former shareholder of Thompson Creek purchased 7,227,182 shares of common stock and 3,613,592 warrants for proceeds of approximately US$35,000,000

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
(Canadian Dollars — except per share amounts — unaudited)
9. Subsequent Event (continued)
     (CDN$39,749,000). Each warrant entitles the holder to purchase one common share at $9.00 per share until October 23, 2011.
The Company will consolidate the results of operations from the acquisition date forward. The Company expects to account for this acquisition as a purchase business combination with the Company as the acquirer. The purchase price will be allocated to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the identifiable tangible and intangible assets, the Company will record goodwill.
The following table summarizes the current allocation to assets and liabilities of the acquisition. It reflects only certain limited fair value adjustments for identifiable assets and liabilities acquired. The purchase price allocation is preliminary and subject to adjustment upon completion of the valuation process and analysis of the tax effects. The difference between purchase price and the value of the net assets acquired has been included in the Property, plant and equipment as the company expects that a significant amount of the difference to related to property, plant and equipment.
The estimated condensed consolidated balance sheet at acquisition (all figures are in US$ millions) is as presented below. The estimated condensed consolidated balance sheet may differ from the consolidated balance sheet determined after the completion of the valuation process.

Cash	$34.8
Accounts receivable	84.6
Inventory	188.5
Property, plant and equipment	330.8
Other assets	66.1

704.8

Long term debt	9.8
Amount payable to vendor	61.2
Other liabilities	57.8

128.8

Net assets acquired	$576.0

DIRECTORS
Ian J. McDonald
Toronto, Ontario
James W. Ashcroft, P. Eng
Sudbury, Ontario
J. John Kalmet, P. Eng.
Delta, British Columbia
Kerry J. Knoll
Toronto, Ontario
Denis C. Arsenault, CA
Toronto, Ontario
Kevin Loughrey
Denver, Colorado

OFFICERS
Ian J. McDonald, Chairman,
President and
Chief Executive Officer
T. Derek Price,
Vice-President, Finance and
Chief Financial Officer
Kenneth W. Collison,
Chief Operating Officer
Peter N. Tredger,
Vice President,
Corporate Development
Olav Svela,
Vice-President,
Investor Relations
Lorna D. MacGillivray,
Corporate Secretary and
General Counsel

Thompson Creek Metals Company
Kevin Loughrey,
President
Kent Watson,
Vice President and General Manager,
Thompson Creek Mine
Alan Morrish,
Vice President and General Manager,
Endako Mine
Robert Dorfler,
Vice President and General Manager,
Langeloth Metallurgical Facility
Mark Wilson,
Vice President, Sales and Marketing

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
     Common shares: BLE
     Warrants: BLE.WT and BLE.WT.A
Frankfurt Exchange
     Common shares: A6R

TRANSFER AGENT
Equity Transfer Services Inc.
Toronto, Ontario
Tel: 416-361-0930
Fax: 416-361-0470
info@equitytransfer.com

HEAD OFFICE
6 Adelaide Street East,
Suite 500
Toronto, Ontario M5C 1H6
Tel: 416-860-1438
Fax: 416-367-0182
Website: www.bluepearl.ca

VANCOUVER OFFICE

611-675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Tel: 604-669-1668
Fax: 604-669-2543

DENVER OFFICE
Thompson Creek Metals
Company
945 West Kenyon Avenue
Englewood, Colorado 80110
Tel: 303-761-8801
Fax: 303-761-7420